

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 16, 2014

Joseph R. Fleming
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110

> Re: H&Q Healthcare Investors ("H&Q Healthcare")
> File Nos. 333-195327, 811-04889

Dear Mr. Fleming:

On April 16, 2014, H&Q Healthcare filed a registration statement on Form N-2 under the Securities Act of 1933 (the "Securities Act") for the registration of shares of beneficial interest of H&Q Healthcare. Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

General

1. Confirm that the Trust will file an amendment with updated accounting consents.

Risk Factors (p. 6)

2. Disclose the risk that the offering will cause dilution in distributions per share.

Trust Expenses (p. 11)

3. If applicable, add the Shareholder Transaction Expenses as required by Item 3(1), *e.g.*, offering expenses related to the rights offering borne by shareholders.

4. Footnote 1 to the Annual Expenses table indicates that the Trust intends to disclose in the table the management fee less the portion of the management fee that the Investment Adviser has agreed to waive, and that the full amount of the management fee would only be noted in the text of the footnote. The full amount of the management fee should be disclosed in the table, and a separate line can then be included in the table

to reflect the deduction of the fee waiver. The footnote to the fee waiver should also state the period for which the fee waiver arrangement is expected to continue and who can terminate the arrangement and under what circumstances.

5.   We note that the Trust invests in ETFs. Consider whether an Acquired Fund Fees and Expenses line is required. See Item 3(1), Instruction 10(a).

Risk Factors—Dilution of Net Asset Value and Effect of Non-Participation in the Offer (p. 31)

6.   The last sentence of the first paragraph states, "*If the Subscription Price is greater than the then current NAV per Share and the number of Shares outstanding after the Offer increases proportionately less than the increase in the net assets of the Trust, all Shareholders may experience an immediate accretion of the aggregate NAV per Share, whether or not they exercise any or all of their Rights*." Delete this sentence and other references to accretion in the risk factors section because this is not a risk.

Risk Factors—Hedging (p. 38)

7.   The second sentence states that "*[t]he Trust will engage in hedging activities from time to time...*" We note that the Statement of Additional Information on p. 3 provides descriptions of the types of derivative instruments that the Trust intends to use for hedging purposes. Please list in this section of the prospectus the types of derivative instruments that the Trust intends to use for hedging purposes.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information about Investments, Investment Techniques and Risks—Coverage (p. 6)

8.   The first, second and third paragraphs each state that the Trust will cover its positions by segregating assets at least equal to the market value of the underlying security or futures or forward currency contract. The Commission's position is that in general, the cover required for derivative instruments is the notional amount less margin posted by the Trust. Funds may only mark-to-market in certain situations, such as in the case of futures that are contractually required to be cash settled. Please respond supplementally how the Trust intends to cover each type of derivative instrument in which it invests and reflect in the Trust's registration statement that the Trust will comply with the Commission's guidelines regarding the appropriate cover for derivative instruments. Please note that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Trust operates.

Financial Statements (p. 32)

9.   Note that if the March 31, 2014 financial statements are filed before the effective date of this Registration Statement, or if this Registration Statement is declared effective after June 2, 2014, which is 245 days from September 30, 2013 (date of financials currently incorporated), the Trust must incorporate by reference the financial statements dated March 31, 2014.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui

cc: Brian Vargo, Dechert LLP